April 14, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:         Confidential Submission of Draft Registration Statement on Form S-4

               Helix Acquisition Corp. II

               CIK No. 0001869105

Ladies and Gentlemen:

On behalf of Helix Acquisition Corp. II (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-4 (the “Registration Statement”) for non-public review by the Staff (the “Staff”) of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement is being filed in connection with the business combination between the Company and TheRas, Inc., which is a co-registrant of the Registration Statement (the “Co-Registrant”). The Company and Co-Registrant will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact me at (212) 819-7642 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Joel L. Rubinstein
Joel L. Rubinstein